Exhibit d(12)

SCHEDULE A

(Amended as of February 22, 2018)

Maximum Total Series Operating Expenses (as a percentage of average daily net assets)

Name of Portfolio	Retail Shares	Institutional Shares	R6 Shares	TA Shares
Baron Partners Fund	1.45%	1.20%	1.20%	N/A
Baron Focused Growth Fund	1.35%	1.10%	1.10%	N/A
Baron International Growth Fund	1.20%	0.95%	0.95%	N/A
Baron Real Estate Fund	1.35%	1.10%	1.10%	N/A
Baron Emerging Markets Fund	1.50%	1.25%	1.25%	N/A
Baron Energy and Resources Fund	1.35%	1.10%	1.09%	N/A
Baron Global Advantage Fund	1.15%	0.90%	0.90%	N/A
Baron Real Estate Income Fund	1.05%	0.80%	0.80%	N/A
Baron WealthBuilder Fund	0.30%	0.05%	N/A	0.05%
Baron Health Care Fund	1.10%	0.85%	0.85%	N/A